UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                             USA TECHNOLOGIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    90328S500
                                    ---------
                                 (CUSIP Number)

                                December 31, 2007
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ]      Rule 13d-1(b)
                  [X]      Rule 13d-1(c)
                  [ ]      Rule 13d-1(d)



  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------                               --------------------
CUSIP No. 90328S500                       13G               Page 2 of 10 Pages
-----------------------------                               --------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           S.A.C. Capital Advisors, LLC
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [X]
---------- ---------------------------------------------------------------------
        3  SEC USE ONLY
---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------- ----- ----------------------------------------------------
                         5  SOLE VOTING POWER

                            0
                      ----- ----------------------------------------------------
                         6  SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED
BY EACH REPORTING           1,950,426* (see Item 4)
PERSON WITH           ----- ----------------------------------------------------
                         7  SOLE DISPOSITIVE POWER

                            0
                      ----- ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            1,950,426* (see Item 4)
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,950,426* (see Item 4)
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

           [ ]
---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           13.1%* (see Item 4)
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           00
---------- ---------------------------------------------------------------------
                       *SEE INSTRUCTION BEFORE FILLING OUT

-----------------------------                               --------------------
CUSIP No. 90328S500                       13G               Page 3 of 10 Pages
-----------------------------                               --------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           S.A.C. Capital Management, LLC
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [X]
---------- ---------------------------------------------------------------------
        3  SEC USE ONLY
---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------- ----- ----------------------------------------------------
                         5  SOLE VOTING POWER

                            0
                      ----- ----------------------------------------------------
                         6  SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED
BY EACH REPORTING           1,950,426* (see Item 4)
PERSON WITH           ----- ----------------------------------------------------
                         7  SOLE DISPOSITIVE POWER

                            0
                      ----- ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            1,950,426* (see Item 4)
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,950,426* (see Item 4)
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

           [ ]
---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           13.1%* (see Item 4)
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           00
---------- ---------------------------------------------------------------------
                       *SEE INSTRUCTION BEFORE FILLING OUT

-----------------------------                               --------------------
CUSIP No. 90328S500                       13G               Page 4 of 10 Pages
-----------------------------                               --------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           S.A.C. Capital Associates, LLC
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [X]
---------- ---------------------------------------------------------------------
        3  SEC USE ONLY
---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           Anguilla, British West Indies
--------------------- ----- ----------------------------------------------------
                         5  SOLE VOTING POWER

                            0
                      ----- ----------------------------------------------------
                         6  SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED
BY EACH REPORTING           1,950,426* (see Item 4)
PERSON WITH           ----- ----------------------------------------------------
                         7  SOLE DISPOSITIVE POWER

                            0
                      ----- ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            1,950,426* (see Item 4)
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,950,426* (see Item 4)
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

           [ ]
---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           13.1%* (see Item 4)
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           00
---------- ---------------------------------------------------------------------
                       *SEE INSTRUCTION BEFORE FILLING OUT

-----------------------------                               --------------------
CUSIP No. 90328S500                       13G               Page 5 of 10 Pages
-----------------------------                               --------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Steven A. Cohen
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [X]
---------- ---------------------------------------------------------------------
        3  SEC USE ONLY
---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------- ----- ----------------------------------------------------
                         5  SOLE VOTING POWER

                            0
                      ----- ----------------------------------------------------
                         6  SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED
BY EACH REPORTING           1,950,426* (see Item 4)
PERSON WITH           ----- ----------------------------------------------------
                         7  SOLE DISPOSITIVE POWER

                            0
                      ----- ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            1,950,426* (see Item 4)
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,950,426* (see Item 4)
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

           [ ]
---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           13.1%* (see Item 4)
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           IN
---------- ---------------------------------------------------------------------
                       *SEE INSTRUCTION BEFORE FILLING OUT

Item 1(a)           Name of Issuer:
                    --------------

                    USA Technologies, Inc.

Item 1(b)           Address of Issuer's Principal Executive Offices:
                    -----------------------------------------------

                    100 Deerfield Lane, Suite 140, Malvern, Pennsylvania 19355

Items 2(a)          Name of Person Filing:
                    ---------------------

                    This statement is filed by: (i) S.A.C. Capital Advisors, LLC ("SAC Capital Advisors") with respect to shares of common stock, no par value ("Shares"), of the Issuer beneficially owned by S.A.C. Capital Associates, LLC ("SAC Capital Associates"); (ii) S.A.C. Capital Management, LLC ("SAC Capital Management") with respect to Shares beneficially owned by SAC Capital Associates; (iii) SAC Capital Associates with respect to Shares beneficially owned by it; and (iv) Steven A. Cohen with respect to Shares beneficially owned by SAC Capital Advisors, SAC Capital Management and SAC Capital Associates.

Item 2(b)           Address of Principal Business Office:
                    ------------------------------------

                    The address of the principal business office of (i) SAC Capital Advisors and Mr. Cohen is 72 Cummings Point Road, Stamford, Connecticut 06902, (ii) SAC Capital Management is 540 Madison Avenue, New York, New York 10022, and (iii) SAC Capital Associates is P.O. Box 58, Victoria House, The Valley, Anguilla, British West Indies.

Item 2(c)           Citizenship:
                    -----------

                    SAC Capital Advisors and SAC Capital Management are Delaware limited liability companies. SAC Capital Associates is an Anguillan limited liability company. Mr. Cohen is a United States citizen.

Item 2(d)           Title of Class of Securities:
                    ----------------------------

                    Common Stock, no par value

Item 2(e)           CUSIP Number:
                    ------------

                    90328S500

Item 3              Not Applicable

Item 4              Ownership:
                    ---------

                    The percentages used herein are calculated based upon the Shares issued and outstanding as of February 8, 2008 as reported on the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission for the quarterly period ended on December 31, 2007.

                    As of the close of business on December 31, 2007:

                    1. S.A.C. Capital Advisors, LLC
                    (a) Amount beneficially owned: 1,950,426*
                    (b) Percent of class: 13.1%*
                    (c)(i) Sole power to vote or direct the vote: -0-
                    (ii) Shared power to vote or direct the vote: 1,950,426*
                    (iii) Sole power to dispose or direct the disposition: -0-
                    (iv) Shared power to dispose or direct the disposition:
                         1,950,426*

                    2. S.A.C. Capital Management, LLC
                    (a) Amount beneficially owned: 1,950,426*
                    (b) Percent of class: 13.1%*
                    (c)(i) Sole power to vote or direct the vote: -0-
                    (ii) Shared power to vote or direct the vote: 1,950,426*
                    (iii) Sole power to dispose or direct the disposition: -0-
                    (iv) Shared power to dispose or direct the disposition:
                         1,950,426*

                    3. S.A.C. Capital Associates, LLC
                    (a) Amount beneficially owned: 1,950,426*
                    (b) Percent of class: 13.1%*
                    (c)(i) Sole power to vote or direct the vote: -0-
                    (ii) Shared power to vote or direct the vote: 1,950,426*
                    (iii) Sole power to dispose or direct the disposition: -0-
                    (iv) Shared power to dispose or direct the disposition:
                         1,950,426*

                    4. Steven A. Cohen
                    (a) Amount beneficially owned: 1,950,426*
                    (b) Percent of class: 13.1%*
                    (c)(i) Sole power to vote or direct the vote: -0-
                    (ii) Shared power to vote or direct the vote: 1,950,426*
                    (iii) Sole power to dispose or direct the disposition: -0-
                    (iv) Shared power to dispose or direct the disposition:
                         1,950,426*

                    *Pursuant to a Securities Purchase Agreement by and between SAC Capital Associates and the Issuer on March 14, 2007, SAC Capital Associates purchased 1,666,667 Shares and warrants to purchase 833,333 Shares. The Shares reported in this
                    Schedule 13G do not include 833,333 Shares issuable upon exercise of warrants. The warrants contain certain restrictions on their exercise, including an issuance limitation prohibiting the holder and its affiliates from exercising the warrants to the extent that such exercise would result in the beneficial ownership by such holder and its affiliates of more than 9.99% of the number of Shares outstanding immediately after giving effect to the issuance of shares upon exercise of the warrant (the "Blocker").

                    If the Blocker were not in place, as of the date hereof, SAC Capital Associates may be deemed to own 2,783,759 Shares (representing 1,950,426 Shares and warrants exercisable for 833,333 Shares).

                    SAC Capital Advisors, SAC Capital Management and Mr. Cohen own directly no Shares. Pursuant to investment management agreements, each of SAC Capital Advisors and SAC Capital Management share all investment and voting power with respect to the securities held by SAC Capital Associates. Mr. Cohen controls each of SAC Capital Advisors and SAC Capital Management. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, each of SAC Capital Advisors, SAC Capital Management and Mr. Cohen may be deemed to own beneficially 1,950,426* Shares (constituting approximately 13.1%* of the Shares outstanding). Each of SAC Capital Advisors, SAC Capital Management and Mr. Cohen disclaim beneficial ownership of any of the securities covered by this statement.

Item 5              Ownership of Five Percent or Less of a Class:
                    --------------------------------------------

                    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

Item 6              Ownership of More than Five Percent on Behalf of Another
                    --------------------------------------------------------
                    Person:
                    ------

                    Not Applicable

Item 7              Identification and Classification of the
                    ----------------------------------------
                    Subsidiary Which Acquired the Security Being
                    --------------------------------------------
                    Reported on By the Parent Holding Company:
                    -----------------------------------------

                    Not Applicable

Item 8              Identification and Classification of Members
                    --------------------------------------------
                    of the Group:
                    ------------

                    Not Applicable

Item 9              Notice of Dissolution of Group:
                    ------------------------------

                    Not Applicable

Item 10             Certification:
                    -------------

     By signing below the signatory certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2008


S.A.C. CAPITAL ADVISORS, LLC


By:     /s/ Peter Nussbaum
        ------------------------------------
Name:   Peter Nussbaum
Title:  Authorized Person


S.A.C. CAPITAL MANAGEMENT, LLC


By:     /s/ Peter Nussbaum
        ------------------------------------
Name:   Peter Nussbaum
Title:  Authorized Person


S.A.C. CAPITAL ASSOCIATES, LLC


By:     /s/ Peter Nussbaum
        ------------------------------------
Name:   Peter Nussbaum
Title:  Authorized Person


STEVEN A. COHEN


By:     /s/ Peter Nussbaum
        ------------------------------------
Name:   Peter Nussbaum
Title:  Authorized Person